Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Completion of transfer for the initial public offering (“IPO”) of equity shares of face value of ₹2 each (“Equity Shares”) of Tata Technologies Limited, a subsidiary of Tata Motors Limited (“Company”)

Mumbai, November 29, 2023: We wish to inform you that the Company has been informed by Tata Technologies Limited, that on November 28, 2023, it has approved transfer of 60,850,278 Equity Shares to various investors who successfully subscribed in the IPO, of which 46,275,000 Equity Shares were offered for sale by the Company, 9,716,853 Equity Shares were offered for sale by Alpha TC Holdings Pte. Ltd. and 4,858,425 Equity Shares were offered for sale by Tata Capital Growth Fund I.

As a result of the above, the Company’s shareholding in Tata Technologies Limited stands reduced from 64.79% to 53.39% (i.e., from 262,844,816 to 216,569,816 Equity Shares), of the issued and paid-up Equity Share capital of Tata Technologies Limited.

The disclosure as required under Schedule III Part A Para A.1 of the SEBI (LODR) Regulations, 2015 read with SEBI circular no. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023 is reproduced hereunder in Annexure A.

This is for the information of the Exchanges and the members.

ANNEXURE A

Details under amended Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read along with SEBI Circular SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023

Sr. No.	Particulars	Details
1

The amount and percentage of the turnover or revenue or income and net worth contributed by such unit or division or undertaking or subsidiary or associate company of the listed entity during the last financial year

Name of the Company: Tata Technologies Limited

As on March 31, 2023

Turnover/Revenue Income was ₹4,414.18 crore (i.e. 1.28% to Tata Motors Limited’s Consolidated)

Net worth was ₹2,989.47 crore (i.e. 6.60% to Tata Motors Limited’s Consolidated)

2	Date on which the agreement for sale has been entered into	Not applicable
3	The expected date of completion of sale / disposal	The Equity Shares held by the Company were transferred to various investors on and from November 28, 2023
4	Consideration received from such sale / disposal	The offer price was ₹500 per Equity Share of Tata Technologies Limited, aggregating to ₹23,137.50 million for 46,275,000 Equity Shares offered by the Company in the IPO.
5	Brief details of buyers and whether any of the buyers belong to the promoter / promoter group / group companies. If yes, details thereof	The sale was undertaken by way of an IPO in accordance with relevant provisions of the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2018.

Sr. No.	Particulars	Details
6	Whether the transaction would fall within related party transactions? If yes, whether the same is done at “arm’s length”	No, the said transaction will not fall under the related party transactions
7	Whether the sale, lease or disposal of the undertaking is outside Scheme of Arrangement? If yes, details of the same including compliance with regulation 37A of SEBI LODR Regulations.	Yes, the sale is outside Scheme of Arrangement. However, the compliance under regulation 37A of SEBI LODR is not applicable for this transaction.
8	Additionally, in case of a slump sale, indicative disclosures provided for amalgamation/merger, shall be disclosed by the listed entity with respect to such slump sale.	Not applicable

- ENDS -

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 42 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, Latin America, South East Asia and South Asian Association for Regional Cooperation (SAARC) countries. As of March 31, 2023, Tata Motors’ operations inter alia includes 88 consolidated subsidiaries, 2 joint operations, 3 joint ventures and numerous equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Disclaimer: The Equity Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any other applicable law of the United States and may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. Accordingly, the Equity Shares are only being offered and sold (a) to persons in the United States that are “qualified institutional buyers” (as defined in Rule 144A under the U.S. Securities Act (“Rule 144A”)) in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act in reliance on Rule 144A and (b) outside the United States in “offshore transactions” (as defined in Regulation S) in reliance on Regulation S and the applicable laws of the jurisdiction where those offers and sales occur. There will be no public offering of the Equity Shares in the United States.

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.